SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Announces First Quarter Results.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: May 19, 2008

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Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com
Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth / Marybeth Csaby, KCSA for Optibase
+1-212-896-1209 / 1236
lroth@kcsa.com / mcsaby@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE ANNOUNCES FIRST QUARTER RESULTS

        HERZLIYA, Israel, May 19, 2008 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the first quarter ended March 31, 2008.

        Revenues for the first quarter ended March 31, 2008 were $4 million compared with $5.6 million for the first quarter of 2007 and $5.6 million for the fourth quarter of 2007.

        Net loss for the first quarter ended March 31, 2008, was $2.9 million or $0.21 per basic and fully diluted share, compared with a net loss of $1.5 million or $0.11 per basic and fully diluted share for the first quarter of 2007 and with a net loss of $1.7 million or $0.13 per basic and fully diluted share for the fourth quarter of 2007. Weighted average shares outstanding used in the calculation for the periods were approximately 13.6 million basic and fully diluted for the first quarter of 2008, and approximately 13.5 million basic and fully diluted for the first quarter of 2007, and 13.6 million for the fourth quarter of 2007.

        Equity in loss expenses pursuant to the investment in Scopus, and Stock based compensation pursuant to SFAS123R during the first quarter, totaled at $487,000 and $178,000 respectively.

        Equity in loss expenses consist of one-time write-offs of purchased in-process research and development and the ongoing amortization of other related intangibles and costs, included under other expenses in the statement of operation set forth below. Intangibles include, for example, the value of the acquired companies’ developed technology, customer base and brand.

        As of March 31, 2008, the Company had cash, cash equivalents and long-term investments in marketable securities and other financial investments, net, of $7.6 million, and shareholders’ equity of $36 million, compared with $27.8 million and $44 million as of March 31, 2007, respectively.

OPTIBASE REPORTS/2

        Recently the board of directors approved a private issuance of US$5 million to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors.  The private issuance is subject, among others, to the approval of the Company’s shareholders, and there can be no assurance that the private issuance will be consummated. For further information see the Company’s Proxy Statement filed with the U.S. Securities And Exchange Commission on Form 6-K on May 13, 2008.

        As indicated in our fourth quarter release, during the forth quarter of 2007, we concluded that our investment in Scopus qualifies for use of the equity method, and as such and in accordance with the applicable accounting rules, we had adjusted the investment and results of operations for the relevant periods of 2007. During the first quarter of 2008, we have concluded the related Purchase Price Allocation study and consequently had adjusted the total effect on our results of operation for the year 2007 to $2.8 million compared with $2.2 million as was previously reported.

        Amir Philips CFO of Optibase, said, “Our top and bottom line performance was impacted by several factors. The devaluation in the US dollar against the New Israeli Shekel continued causing an increase in our operating expenses. Revenues were lower as a result of several orders and opportunities that were pushed out to later in the year. We remain in contact with these customers and are working diligently to close and deliver these orders. Additionally, we saw delays in the commercial launch of our two newest products, EZ TV and the Creator Ingest Server. We had expected to release both products toward the end of the first quarter, and following the delays, we are now back-on-track for the respective product and are working towards timely launch in the near future.”

        Mr. Philips continued, “Looking ahead to the balance of 2008, we have some initiatives underway, including the anticipated full release of EZ TV. We also have a healthy pipeline of sales opportunities that we expect could materialize further out into the year.”

        He concluded, “While we are disappointed in our results for the first quarter, we believe that we made progress in several important areas and believe that Optibase is well positioned to meet the challenges that lie ahead.”

OPTIBASE REPORTS/3

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today to discuss first quarter 2008 results. For those unable to participate there will be replay available from 12:00 p.m. EDT on May 19, 2008 through 11:59 p.m. EDT, June 19, 2008. Please call: (706) 645-9291 (Domestic & International) and enter the replay code: 47671360. The conference call may also be accessed over the Internet via, www.kcsa.com. Please logon at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at
www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.

Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2008

	Three month ended
	March 31 2008 $ Unaudited	March 31 2007 $ Unaudited

Revenues	4,027	5,550
Gross profit	2,029	2,982
Operating expenses:
Research and development, net	1,701	1,202
Selling, general and administrative	2,907	2,294

Total operating expenses	4,608	3,496
Operating loss	(2,579)	(514)
Other expenses	(487)	(1,274)
Financial income (loss), net	162	323

Net loss from continuing operations	(2,904)	(1,465)
Income related to discontinued
operations	10

Net loss	(2,894)	(1,465)
Other comprehensive income
Unrealized holding(loss) gains on available for
sale securities	(267)	135
Total comprehensive loss	(3,161)	(1,330)

Net loss per share:
Basic	$(0.21)	$(0.11)
Diluted	$(0.21)	$(0.11)

Number of shares used in computing
Earning per share
Basic	13,643	13,500
Diluted	13,643	13,500

Amounts in thousands except per share data

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31 2008 Unaudited	December 31 2007 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	7,585	18,387
Trade receivables net of bad debts	4,020	4,053
Inventories	5,006	5,321
Other receivables and prepaid expenses	1,131	1,342
Assets Related To Discontinued Operations		43
Total current assets	17,742	29,146

Other long term investments	28,675	20,316
	28,675	20,316

Fixed assets, net	1,720	1,691
Total assets	48,137	51,153

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,258	2,753
Accrued expenses and other liabilities	6,273	6,133
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	8,693	9,048
Accrued severance pay	3,262	2,941
Total shareholders' equity	36,182	39,164
Total liabilities and shareholders' equity	48,137	51,153

Amounts in thousands